Illinois Community Solar Portfolio

Regulation Crowdfunding Form C

Offering Statement

Enterprise Energy LLC - Pre-Development Loan

Target Offering Amount: $132,500.00

Maximum Offering Amount: $185,500.00

Interest Rate per Year: 11.25%

Maturity Date: 01/01/2028

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted due to the Issuer's obligations to a Senior Lender. Investors should review the Subordination Agreement, which governs these limitations a copy of which is attached as <u>Exhibit A</u>.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "<u>SEC</u>") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume no restrictions under the Subordination Agreement. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Enterprise Energy LLC (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Subordination Agreement dated July 24, 2025, attached as Exhibit A, the Promissory Note dated [DATE] attached Exhibit B, and the Term Sheet dated July 24, 2025, attached Exhibit C are attached as exhibits and may be updated from time to time and which are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only, and as such, may be selective and incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents which materially affects Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Subordination Agreement, including limitations on their ability to receive payments or pursue remedies in certain circumstances.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. Section 227.100 et seq., in common financial usage or as defined in <u>Appendix 5</u>.

Attestations

Requirements for Filing Form C

The Issuer, with its principal place of business at 2925 Dean Parkway, Executive Ste 300, Minneapolis, MN 55416, and its website address of https://enterpriseenergy.com/, has certified that all following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Date: __2025-07-24__

Eric Pasi

Eric Pasi
CEO
Enterprise Energy LLC

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in the Issuer, Enterprise Energy LLC.

About Enterprise Energy LLC

The Issuer is a nationwide developer of community solar power plants (shared solar). It takes a hands-on, personal approach to solar development, prioritizing a positive experience for landowners and strong communication with development partners and host communities.

The Issuer is committed to building long-standing business relationships grounded in trust and proven competency. With over a decade of industry experience, the team brings deep expertise in navigating land use regulations and other permitting frameworks. Each project receives careful oversight and attention to detail, resulting in a high likelihood of success. It is known for being the team that gets solar projects done.

In addition to developing and financing community solar projects, the Issuer is collaborating with Climatize to raise pre-development capital from Investors via Regulation Crowdfunding. These Offerings may involve subordinated debt instruments in which Investor repayment rights are governed by a Subordination Agreement that restricts payments and enforcement under certain circumstances.

About Illinois Community Solar Portfolio

The Offering is designed to raise pre-development capital for a portfolio of community solar projects in Illinois. These funds will support critical early-stage activities such as site control, interconnection applications, and permitting, enabling the Issuer to advance projects toward construction-readiness and eligibility for the Illinois Shines and other interconnection-driven incentive programs. This capital is offered through subordinated debt instruments administered by Climatize (the "Note"), which also serves as Administrative Agent on behalf of all Investors.

An example of the projects supported by the Offering are listed in the table below.

Project Name	Location	County	Est Pre-Dev Costs	Offtake
Zepelak (USA Energy Independence 1 LLC)	9318 Corneils Rd Yorkville, IL 60560	Kendall	$100,000 - $150,000	IL Com & Resi Subscribers[1]
Perivoliotis (Samuel's Solar 2 LLC)	14750 S. Archer Ave. Lockport, IL 60441	Will	$100,000 - $150,000	IL Com & Resi Subscribers

---

[1] "IL Com & Resi Subscribers" referes to anticipated Illinois based commercial and residential solar subscribers under the stats's community solar program.

Shawnee (AOTACS-DEVCO LLC)	1414 Shawnee St, Mt Vernon, IL 62864	Jefferson	$100,000 - $150,000	IL Com & Resi Subscribers

The portfolio listing provides examples of the types of projects for which funding is being provided. Issuer may utilize the funding provided for similar projects within its Illinois Community Solar Portfolio.

The Offering

Purpose of the Offering

The Offering will raise subordinated pre-development capital to fund early-stage community solar projects in Illinois. Each Note is issued pursuant to a Subordination Agreement that limits repayments during a Senior Lender default.

Nothing in this Offering or the Promissory Note shall be construed as a guarantee that the Project Portfolio will be completed, achieve commercial operation, or generate revenue. The Issuer shall not be liable for failure to complete any specific project provided that proceeds have been used in accordance with the Offering Materials.

Use of Proceeds

The Issuer is seeking to raise $132,500.00 (the "Target Offering Amount") to $185,500.00 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$125,000.00	$175,000.00
Origination Fee (5%)	$6,250.00	$8,750.00
Servicing Fee (0.5% annually)	$1,250.00	$1,750.00
Total Offering Proceeds	**$132,500.00**	**$185,500.00**

Use of Net Proceeds: Projects

Fund the pre-development of Illinois Community Solar Portfolio, and to capitalize a Payment Reserve Account for interest payments, consistent with the Subordination Agreement, Promissory Note, and Term Sheet.

Use of Net Proceeds: Legal & Accounting

Issuer will cover legal, accounting, insurance, and related compliance costs.

Additional Use of Funds Detail (Unaudited and Subject to Adjustment).

The Issuer expects to allocate proceeds as described above. Below is a more granular view of project expenses drawn from our internal project budget. These estimates are provided solely for informational purposes and do not constitute binding commitments or representations.

Zepelak (USA Energy Independence 1 LLC):

- ALTA Survey, Geotechnical Report, and Drain Tile Survey: $45,000
- Interconnection Deposit Sponsor Equity: $21,392

Perivoliotis (Samuel's Solar 2 LLC):

- ALTA Survey, Geotechnical Report, and Drain Tile Survey: $45,000
- Interconnection Deposit Sponsor Equity: $9,620

Shawnee (AOTACS-DEVCO LLC):

- Interconnection Deposit Sponsor Equity: $144,283

Carve-Out for Unrelated Projects.

The proceeds of this Offering will be used exclusively for development-stage costs related to the Project as described herein. The Issuer may operate other projects and business lines that are not financed with the proceeds of this Offering. The Issuer may use funds generated from such unrelated projects, including sale proceeds, revenue, or other capital events, for general corporate purposes, including member distributions, without restriction under this Offering.

Financing Terms

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Subordination of Note

All Payments to Investors under this Note are subject to the Subordination Agreement and may be deferred or prohibited if the Issuer is in default with its Senior Lender. The terms of the Note are described in full in Promissory Note attached in Exhibit B.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Eric Pasi

Dates of Board Service: October 2023 – Present
Principal Occupation: Founder, Enterprise Energy
Employer: Enterprise Energy
Dates of Service: October 2023 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- CEO
- Director
Business Experience (Last 3 Years):

- **Employer:** Enterprise Energy
  - **Principal Business:** Community Solar and Renewable Energy Development
  - **Title:** CEO, Partner
  - **Dates of Service:** October 2023 – Present
  - **Responsibilities:** Leads company vision and operations, with a focus on increasing access to affordable, locally generated clean energy through community solar projects. Oversees project development, stakeholder engagement, and strategic partnerships.
- **Employer:** CleanWavebook.com
  - **Principal Business:** Educational publishing and cleantech career guidance
  - **Title:** Author of *CleanWave: A Guide to Success in the Green Recovery*
  - **Dates of Service:** October 2020 – Present (part-time)
  - **Responsibilities:** Authored and promoted a practical guide for entering the green workforce, offering career advice and cleantech industry insights.
- **Employer:** Minnesota Solar Energy Industries Association (MnSEIA)
  - **Principal Business:** Industry advocacy for solar energy in Minnesota
  - **Title:** Board Member / Treasurer
  - **Dates of Service:** November 2019 – Present
  - **Responsibilities:** Supports financial oversight and strategic planning for advancing solar policy and market development in Minnesota.
- **Employer:** Fresh Energy
  - **Principal Business:** Clean energy policy nonprofit
  - **Title:** Board Member, Vice Chair
  - **Dates of Service:** January 2020 – April 2024
  - **Responsibilities:** Provided board-level governance, strategic direction, and advocacy guidance for statewide clean energy initiatives.

Evan Carlson

Principal Occupation: Founder and CDO, Enterprise Energy
Employer: Enterprise Energy
Dates of Service: August 2022 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- CDO
- Director

Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
  - **Principal Business:** Community Solar and Renewable Energy Development
  - **Title:** Founder and Chief Development Officer
  - **Dates of Service:** August 2022 – Present
  - **Responsibilities:** Leads the company's overall strategy, operations, and project development initiatives. Focuses on creating long-term, trust-based partnerships with landowners and communities while guiding projects from origination through permitting and interconnection.
- **Employer:** Impact Power Solutions (IPS)
  - **Principal Business:** Commercial and community solar energy development
  - **Title:** Chief Real Estate Officer
  - **Dates of Service:** September 2021 – August 2022
  - **Responsibilities:** Oversaw land acquisition, site control, and real estate due diligence for the company's portfolio of solar projects. Ensured compliance with local land use laws and supported the transition of projects into construction-ready assets.
  - **Title:** Director of Land and Legal
  - **Dates of Service:** March 2015 – September 2021
  - **Responsibilities:** Managed legal and property-related aspects of solar development. Led negotiations for land lease agreements and coordinated permitting strategies to advance over 100 MW of projects.

Steve Chan

Principal Occupation: Chief Operating Officer, Enterprise Energy
Employer: Enterprise Energy
Dates of Service: September 2023 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- COO
- VP of Engineering

Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
    - **Principal Business:** Community Solar and Renewable Energy Development
    - **Title:** COO (formerly VP of Engineering)
    - **Dates of Service:** September 2023 – Present
    - **Responsibilities:** Oversees technical operations, engineering strategy, and organizational execution for the development of distributed solar projects. Promoted to COO in July 2024 to lead company-wide operations and growth strategy.
- **Employer:** TerraVerde Energy
    - **Principal Business:** Energy advisory and solar project management
    - **Title:** Project Manager
    - **Dates of Service:** September 2021 – June 2023
    - **Responsibilities:** Managed construction of solar + storage projects from 500 kW to 2 MW for behind-the-meter facilities. Delivered energy management plans detailing usage across over 50 facilities.
- **Employer:** New Energy Equity
    - **Principal Business:** Commercial solar project development
    - **Title:** Project Manager
    - **Dates of Service:** July 2020 – September 2021
    - **Responsibilities:** Led construction and interconnection of commercial-scale solar assets (100 kW – 500 kW) and supported M&A technical diligence.
    - **Title:** Development Team Lead
    - **Dates of Service:** January 2020 – July 2020
    - **Responsibilities:** Led cross-functional teams across engineering, real estate, sales, and permitting. Built a 35 MW project portfolio valued over $75 million.
    - **Title:** Project Engineer
    - **Dates of Service:** October 2018 – January 2020
    - **Responsibilities:** Designed and modeled solar systems from 100 kW to 5 MW. Used AutoCAD, PVSyst, and Helioscope for engineering work; conducted research on industrial and commercial solar market trends.

Phillip Leung

Principal Occupation: Chief Financial Officer, Enterprise Energy
Employer: Enterprise Energy
Dates of service: July 2025 – Present
Employer's Principal Business: Community Solar and Renewable Energy Development
Positions with the Issuer:
- CFO

Business Experience (Last 3 Years):
- **Employer:** Enterprise Energy
  - **Principal Business:** Community Solar and Renewable Energy Development
  - **Title:** CFO
  - **Dates of Service:** July 2025 – Present
  - **Responsibilities:** Lead financial planning and analysis as well as capital market and project finance efforts as well as M&A
- **Employer:** Hawthorne Renewable Energy
  - **Principal Business:** Utility Scale Renewable Energy Development
  - **Title:** Director of Project Finance
  - **Dates of Service:** December 2024 – February 2025
  - **Responsibilities:** Lead capital market and project finance efforts as well as M&A focusing on WA and OR markets with emphasis on serving data center heavy geographies
- **Employer:** Reactivate
  - **Principal Business:** Community Solar and Renewable Energy Development
  - **Title:** Vice President of Project Finance
  - **Dates of Service:** February 2022 – December 2024
  - **Responsibilities:** Lead capital market and project finance efforts as well as M&A for project portfolio in IL and NY; successfully closed portfolio transaction with US Bank (syndicated to Walmart) as tax equity investor

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No and Class of Securities Now Held	% of Voting Power Prior to Offering
Eric Pasi	5,000	48.49%
Evan Carlson	5,000	48.49%

As of the date of this Form C, no other individual holds 20% or more of the voting power of the Issuer.

Current Employees

As of the date of this Form C, the issuer currently has five (5) full-time employees. The Issuer does not currently employ any part-time or seasonal staff.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Pre-Development Loan (Subordinated)

- Target Offering Amount: $132,500.00

- Maximum Offering Amount: $185,500.00

- Interest Rate: 11.25% per annum (fixed)

- Offering Period: 07/28/2025 to 10/26/2025 "Offering Close Date")

- Term: 24-months from the Issuance Date (the first day immediately following the Offering Close Date)

The Notes are governed by a Promissory Note, Term Sheet, and Subordination Agreement, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 5.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Pre-Development Loan

Summary Description. This Offering provides a subordinated Pre-Development Loan to fund a portfolio of early-stage community solar projects in Illinois. These funds will provide the Issuer the flexibility and liquidity needed to complete the pre-construction activities and bridge to a future financial close at Notice-to-Proceed ("NTP").

All Notes are subject to a Subordination Agreement, which governs repayment rights and restricts enforcement during any Senior Lender default.

Repayment Terms.

- Interest Only: Accrued and unpaid interest is due quarterly on January 1, April 1, July 1, and October 1.

- Maturity: All unpaid interest and principal are due in full on the 24-month maturity date.

- Payment Reserve: A Payment Reserve Account may be capitalized with Offering proceeds to support interest payments in accordance with the Payment Waterfall.

Collateral. The Note is secured by the following development-stage assets (project-level only):

- Project equipment purchased with Note proceeds

- Contracts for project development or operation funded by this Offering

- Any applicable leasehold mortgage associated with a project funded by this Offering

- Interconnection rights, deposits, and fees funded by this Offering

- All project equity owned by the Issuer or its parent, as applicable, with respect to a project funded by this Offering

- The Payment Reserve Account (to the extent capitalized)

Collateral rights remain subject to the Subordination Agreement, which gives Senior Lenders first claim in a default or liquidation.

Use of Proceeds Restrictions. Proceeds must be used in accordance with the Use of Proceeds table in the Term Sheet, limited to the following:

- Pre-development expenditures for listed or similar projects

- Legal, insurance and accounting costs

- Capitalization of a payment reserve (if applicable)

No distributions, expenses, or uses outside the scope of the Term Sheet or without prior written consent from Climatize, acting as Administrative Agent on behalf of the Investors.

Permitted Financing and Distributions

In addition to the permitted use of Offering proceeds, the Issuer may secure tax equity, lease, or third-party project-level financing for the projects described herein or other projects in its portfolio, provided the Issuer remains current under this Note and the Subordination Agreement.

These financings shall not trigger acceleration, prepayment, or default under the Note, so long as they do not impair the Collateral. Distributions, dividends, or lawful disbursements from such projects may be made, provided they are not funded from the Offering proceeds and are in compliance with the Payment Waterfall and other restrictions in the Promissory Note.

Payment Waterfall.

All repayments will follow the Payment Waterfall established in the Term Sheet:

1. Servicing Fee to Climatize

2. Accrued Interest

3. Principal

4. Excess Cash – may be restricted during Default

Change of Control / Sale of the Issuer

In the event of a Change of Control of the Issuer, all outstanding principal and accrued interest shall become immediately due and payable, including any applicable prepayment fee.

"Change of Control" means the following:

1. The sale or other disposition of all or any substantial portion of the assets or equity of the Issuer;

2. A change in more than fifty percent (50%) of the voting power of the Issuer; or

3. Any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default. An event of default, excluding those caused by a force majeure event, includes, but is not limited to, the following:

1. Failure to pay any amount when due

2. Breach any material obligation or representation

3. Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary)

4. Materially false or misleading statements

5. Improper use of Offering proceeds

6. Dissolution or disqualification of the Issuer

7. Violation of the Subordination Agreement, Term Sheet or Promissory Note.

Notice of Default. Issuer must notify Investors within five (5) days after the occurrence of any default or material adverse event likely to trigger a default.

Remedies. Default is subject to a 30-day cure period. Climatize may, acting as Administrative Agent for the Investors, do the following:

1. Accelerate the Loan

2. Apply excess cash to principal in accordance with the Payment Waterfall

3. Delay or restrict payments during a Senior Lender Default, per the Subordination Agreement

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No upside participation or conversion is offered.

In bankruptcy or liquidation, Noteholders rank below Senior Lenders but above equity holders. Repayment is not guaranteed and depends on available cash and enforceable rights under the Subordination Agreement.

Limitations on Voting Rights

The Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

Terms cannot be modified by the Issuer after the Offering is closed. Any material changes prior to the close requires reconfirmation by Investors under Regulation Crowdfunding rules.

Transfer Restrictions Under Regulation CF

The securities may not be during the first year except:

- The Issuer

- An accredited investor

- As part of a registered offering

- To a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers require prior written consent from the Issuer to ensure accurate investor records.

Valuation Methodology

These Notes are valued at par (original principal). The 11.25% interest rate reflects market terms for development-stage subordinated project finance securities.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements provided in Appendix 3 were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Financial Milestones & Anticipated Revenues

The Issuer generated $783,548 in revenue in 2024, a 160% increase from $301,162 it generated in 2023. This growth reflects the successful expansion of its distributed solar development pipeline. Gross income rose from $220,662 in 2023 to $564,863 in 2024. However, the Issuer incurred a net loss of $561,414 in 2024, compared to a net loss of $56,044 in 2023, primarily due to significant early-stage investments in:

- Hiring and team growth,

- Legal and professional services, and

- Operational structure.

The Issuer anticipates continued revenue growth in 2025 as early-stage projects advance to NTP and monetization, particularly in markets like Illinois that have strong demand for community solar.

Financial Projections

Management projects 2025 revenues to exceed $1million, based on the conversion of existing projects pipeline and closing of at least four community solar projects currently under development. 2024 operating losses reflected an intentional early-stage investment, and as the project inventory is converted into contracted revenue, the Issuer expects a shift toward profitability.

Noteholders under this Offering are secured creditors, entitles to quarterly interest payments and full principal repayment at maturity, subject to Subordination Agreement. Security interests include only project-level rights and assets funded by this Offering, including interconnection deposits, site control, and equipment.

Liquidity and Capital Resources

As of December 31, 2024, the Issuer held the following:

Asset or Liability	Value
Cash	$258,777
Inventory (panels, deposits, equipment)	$4,096,687
Current Liabilities	$4,665,413 (primarily short-term loans and A/P)

Key financing activities include the following:

- Loan from Entrebank (equipment acquisition)

- Loan from Decorah Bank & Trust (interconnection deposits)

- Positive 2024 operating cash flow of $1,530,344 as compared to outflows in 2023 driven by repayment of contractor deposits and working capital inflows

- $298,293 in 2024 financing inflows

Management believes the current financing structure and anticipated project closings will provide adequate liquidity for the upcoming 12-month operating cycle.

Use of Funds for This Offering:

- Financing pre-development expenses (e.g., site diligence, legal, interconnection, permitting, etc.)

- Capitalize a Payment Reserve Account for quarterly payments

Investor proceeds may only be used in compliance with the Subordination Agreement, Term Sheet, and Promissory Note.

Capitalization and Indebtedness

The Issuer has no other classes of securities outstanding.

Outstanding Debt (as of 7/22/2025):

Lender	Amount	Rate	Maturity	Use
EntreBank	$4,767,247	9.5% fixed	Jul 1, 2026	Equipment Financing

Decorah Bank & Trust	$2,607,639	7.5% variable (Prime+ 0%)	Variable	Interconnection Deposits
Highland Bank	$0 (up to $500,000 available)	9.5% variable (Prime+2%)	Jul 31, 2026	Emergency Line of Credit. Note: this has not been drawn upn.

This Offering is subordinated to the senior loans above. If the Issuer defaults on senior obligations, all payments to Noteholders may be deferred until the senior lenders are fully satisfied as provided in the Subordination Agreement.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://enterpriseenergy.com/.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters under the Subordination Agreement.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Project-Stage Risk

The financed projects are in pre-development. There is no guarantee that any project will reach NTP, obtain permitting, secure interconnection, or become operational. The value of the Collateral is contingent upon successful project advancement.

Subordination Risk

All Investor rights are expressly subordinated to a Senior Lender under a Subordination Agreement. In a default, Investor repayments may be deferred, reduced, or suspended until the Senior Lender is repaid in full.

Interest-Only Structure and Balloon Payment

This Note pays interest only during the term. The full principal is due as a balloon payment at maturity. If no project reaches financing or monetization, the Issuer may lack sufficient capital to repay Investors in full.

No Revenue-Generating Collateral

Because the financed projects are not yet operational, no current revenue stream supports repayment. The Collateral consists of early-stage project assets, not income-producing property.

Use of Funds Risk

Loan proceeds will fund development-stage activities such as site control, permitting, interconnection applications, and environmental studies. These uses do not produce immediate revenue and are dependent on successful future execution and future capital access.

Collateral Liquidity Risk

The Collateral comprises pre-development rights such as leases, permits, interconnection deposits, and development rights. These may be illiquid or difficult to monetize in the event of default. Investor recovery is limited and subject to the rights of the Senior Lender.

Payment Waterfall and Reserve Account Limitations

Repayments follow the Payment Waterfall outlined in the Term Sheet. Distributions to Investors are subordinate to servicing fees, senior creditors, and Payment Reserve requirements. Payments may be delayed due to contractual triggers.

Restricted Use of Funds

Proceeds may only be used as outlined in the Term Sheet and Promissory Note. Any diversion or misapplication may increase risk and reduce investor protections.

Issuer Liquidity Risk

The Issuer operates with limited working capital and depends on future financing. Delays in obtaining follow-on capital or construction debt could impair loan repayment.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, repayment may be delayed or incomplete.

Offering Failure Risk

If the Target Offering Amount is not met, the Offering will be canceled, and no Notes will be issued. Although funds will be refunded, project timelines may be disrupted.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Community solar policies and permitting rules may change. Adverse developments at the federal, state or utility level could reduce project feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Exhibit A – Subordination Agreement

(*Full text of this Subordination Agreement can be provided upon request. The Subordination Agreement is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Exhibit B – Promissory Note

(*Full text of this Promissory Note can be provided upon request. The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Exhibit C – Term Sheet

(*Full text of this Term Sheet can be provided upon request. The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronic.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the Investor. An Investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow agent, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Amortization

The amortization schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Payment	Date	Interest Payment	Principal Payment	Total Payment	Remaining Balance
1	01/01/2026	$3,830.70	0	$3,830.70	$185,500.00
2	04/01/2026	$5,217.19	0	$5,217.19	$185,500.00
3	07/01/2026	$5,217.19	0	$5,217.19	$185,500.00
4	10/01/2026	$5,217.19	0	$5,217.19	$185,500.00
5	01/01/2027	$5,217.19	0	$5,217.19	$185,500.00
6	04/01/2027	$5,217.19	0	$5,217.19	$185,500.00
7	07/01/2027	$5,217.19	0	$5,217.19	$185,500.00
8	10/01/2027	$5,217.19	0	$5,217.19	$185,500.00
9	01/01/2028	$5,217.19	$185,500.00	$190,717.19	$0.00

Appendix 3 – Financial Statements

ENTERPRISE ENERGY LLC
FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2023 and 2024

Enterprise Energy LLC

Financial Statements (Unaudited)

As of December 31, 2023 and 2024

Index to Reviewed Financial Statements

TABLE OF CONTENTS **Page**



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 13, 2025

The Management of

Enterprise Energy LLC

3515 Cedar Lake Ave.

Minneapolis, MN 55416–4376

We have reviewed the accompanying balance sheet of Enterprise Energy LLC (the company) as of December 31, 2023 and 2024, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
June 13, 2025

Certified Public Accountant, NH 08224
AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
amjad@aak-cpa.com

Enterprise Energy LLC

Balance Sheet Statement (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
ASSETS		
Cash at Bank	563,821	258,777
Inventory	-	4,096,687
Deposits with Contractors	2,257,220	84,635
Projects Under Development	313,512	1,520,343
Total Current Assets	**3,134,553**	**5,960,442**
Vehicles	144,318	144,318
Loan Origination Fees	-	15,512
Accumulated Depreciation and Amortization	(28,864)	(76,105)
Total Non-Current Assets	**115,454**	**83,725**
TOTAL ASSETS	**3,250,007**	**6,044,168**
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	-	3,962,491
Credit Cards	2,523	8,651
Loans Payable - Current Portion	500,000	694,272
Total Current Liabilities	**502,523**	**4,665,413**
Loans Payables – Non-Current Portion	-	104,022
Notes Payables	725,000	-
Total Non-Current Liabilities	**725,000**	**104,022**
TOTAL LIABILITIES	**1,227,523**	**4,769,435**
NET EQUITY	**2,022,485**	**1,274,733**
TOTAL LIABILITIES AND NET EQUITY	**3,250,007**	**6,044,168**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Income Statement (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
Revenues	**301,162**	**783,548**
Less: Cost of Goods Sold	(80,500)	(218,685)
Gross Income	**220,662**	**564,863**
General and Administrative Expenses	(276,120)	(1,059,962)
Selling and Advertising Expenses	(6,000)	(27,874)
Depreciation Expense	(31,509)	(47,241)
Total Operating Expenses	**(313,629)**	**(1,135,077)**
Operating Income (Loss)	**(92,967)**	**(570,214)**
Gain on Assets	36,923	-
Intern Subsidy	-	8,800
Non-Operating Income (Loss)	**36,923**	**8,800**
Net Income	**(56,044)**	**(561,414)**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Statement of Changes in Equity (Unaudited)

As of December 31, 2023 and 2024

	Paid-In Capital	Retained Earnings	Equity Balance
Equity Balance as of January 1, 2023	**297,848**	**59,605**	**357,453**
Owners Contributions as of December 31, 2023	2,348,673	-	2,706,126
Owners Withdrawals as of December 31, 2023	(627,597)	-	2,078,529
Net (Loss) as of December 31, 2023	-	(56,044)	2,022,485
Equity Balance as of December 31, 2023	**2,018,924**	**3,561**	**2,022,485**
Owners Contributions as of December 31, 2024	125,000	-	2,147,485
Owners Withdrawals as of December 31, 2024	(311,338)	-	1,836,147
Net (Loss) as of December 31, 2024	-	(561,414)	1,274,733
Equity Balance as of December 31, 2024	**1,832,586**	**(557,853)**	**1,274,733**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Statement of Cash Flow (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(56,044)	(561,414)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	31,509	47,241
Change in Deposits with Contractors	(2,257,220)	2,172,585
Change in Inventory	-	(4,096,687)
Change in Accounts Payables	-	3,962,491
Change in Credit Cards Payable	2,523	6,128
Change in Tax Payable	(7,646)	-
Net Cash Flow by Operating Activities	**(2,286,879)**	**1,530,344**
INVESTING ACTIVITIES		
Change in Non-Current Assets	(133,741)	(15,512)
Change in Projected Under Development	(313,512)	(1,206,831)
Net Cash Flow from Investing Activities	**(447,253)**	**(1,222,343)**
FINANCING ACTIVITIES		
Loans Payables	500,000	298,293
Notes Payables – With partners	725,000	(725,000)
Owners Distributions	1,721,076	(186,338)
Net Cash Flow from Financing Activities	**2,946,076**	**(613,044)**
NET CASH INCREASE (DECREASE) FOR PERIOD	**211,944**	**(305,044)**
Cash at the beginning of the period	351,877	563,821
CASH AT END OF PERIOD	**563,821**	**258,777**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Notes to the Financial Statements (Unaudited)

As of December 31, 2023 and 2024

1.   DESCRIPTION OF THE BUSINESS

Enterprise Energy LLC was established in 2012 as a sole proprietor consulting business under the name "JD Land Services LLC" for the purposes of energy real estate consulting in the US. In 2022, management changed the name to "Enterprise Energy LLC" for the purposes of doing distributed solar development in the US.

We take a hands-on, personal approach to solar development that results in a positive landowner experience. We value good communication with our development partners and the communities where we develop. We seek to establish long-standing business relationships based on trust and competency. With over a decade of experience in the industry, we have the knowledge and experience necessary to navigate land use laws and other rules related to solar development.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4.   Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Enterprise Energy LLC

Notes to the Financial Statements

As of December 31, 2023 and 2024

3.   NET EQUITY

The company's net equity consists of the net contributions from the owners and the retained earnings balance since starting the operation. The company consists of three owners who are actively managing its operations.

4.   REVENUES

The Company recognizes revenue in accordance with ASC 606, Revenue is recognized when control of the goods or services is transferred to the customer, which occurs upon satisfaction of the performance obligations under the contract.

Revenue is measured based on the consideration specified in the contract with the customer, net of returns, discounts, and other price adjustments. Revenue from services is recognized over time as the services are performed. In cases where the services are rendered under long-term contracts, revenue is recognized based on the progress toward completion of the contract.

5.   GENERAL AND ADMINISTRATIVE EXPENSES

The General and Administrative (G&A) expenses for the years presented include all expenses not directly attributable to selling or advertising activities. The classification comprises operational, payroll, occupancy, legal, professional, and other administrative costs necessary for running the business. The G&A expenses can be illustrated as follows:

Expense Category	2023	2024
Payroll & Related Costs	102,860	602,787
Professional & Legal Fees	38,470	121,944
Occupancy & Office Costs	17,963	121,599
Technology & Subscriptions	40,524	32,193
Interest Expense	41,063	71,418
Other G&A	35,240	110,021
Total G&A Expenses	**276,120**	**1,059,962**

6.   FIXED ASSETS AND ACCUMULATED DEPRECIATION

The company owns and controls several vehicles required during projects' implementations, all fixed assets are reported at historical cost and using 5 years straight line depreciation. The company maintains a fixed assets register and insured its assets on an annual basis.

7.   PROJECTS UNDER-DEVELOPMENT AND DEPOSITS WITH CONTRACTORS

As of the reporting date, the Company is engaged in several construction and installation projects that are in progress. Direct costs related to these ongoing projects—including materials, subcontracted services, and professional fees—are capitalized under **Projects Under Development**. These costs will be recognized in the statement of profit or loss upon completion and sale of the respective projects.

In addition, the Company maintains **Deposits with Contractors**, representing advance payments made to subcontractors in accordance with contractual agreements for construction and installation works. These deposits are progressively utilized as project milestones are achieved.

The development activities are financed primarily through client payments received in advance, as well as short-term loans obtained from financial institutions.

8.   NOTES AND LOANS PAYABLES

The company signed several notes payable to its partners amounted $725,000 in order to finance its operating activities during 2023, the company had paid back the full amount of the notes to its stakeholders during 2024.

Furthermore, the Company obtained short-term loan facilities from a bank to support its working capital and operating cash flow requirements. Total loans obtained during 2023 and 2024 were $721,055 and $2,825,018 respectively. Majority of loans are payable within 270 days. Loan originating fees are capitalized and amortized within the loan tenor, and interest expense are expensed immediately and the profit and loss for the respective periods. The balances as of the reporting dates are as follows:

Account	2022	2023
Projects Under Development	313,512	1,520,343
Deposits with Contractors	2,257,220	84,635

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events as of the date of this report on which the financial statements were available to be issued. Based on this evaluation, no events or transactions have occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.

Appendix 4 – Material Information









Goal

This offering supports the development of a three project community solar portfolio across Kendall, Will, and Jefferson counties in Illinois. Community solar allows residents, especially those who can't install rooftop panels, to subscribe to a local solar project and receive credits on their electricity bills. Funds from this raise will cover critical early-stage work like securing site control, submitting interconnection applications, and obtaining permits. Your investment helps move these projects closer to construction, expanding access to clean, affordable energy for Illinois communities.


ENTERPRISE ENERGY

Illinois

Interest: 11.25%

Term: 24 months

Goal: $ 185500

Investors:

Minimum Goal: $ 132500

Funded: $ 0

Project Timeline

Cancellation	10/24/2025, 11:59:00 PM
Funding	10/26/2025, 11:59:00 PM
Term Conversion (distributions start)	1/1/2026, 11:59:00 PM
Maturity (distributions end)	10/1/2028, 11:59:00 PM

(all times are local)

Financial Details

24-month interest-only loan that pays investors quarterly interest payments at an annual rate of 11.25%, scheduled for January 1, April 1, July 1, and October 1 following the funding date. At the end of the term, investors will receive a final lump-sum payment that includes any accrued interest and the full return of principal.

Financial Documents

Form C
Illinois Community Solar

Impact Statement (shown in welcome email)

This offering supports the development of a three project community solar portfolio across Kendall, Will, and Jefferson counties in Illinois.



Project Updates

Enterprise Energy

Enterprise Energy is a community solar developer. The company takes a hands-on, personal approach to solar development, prioritizing a positive experience for landowners and strong communication with partners and host communities. With over a decade of industry experience, the team brings deep expertise in navigating land use regulations and other permitting frameworks. Enterprise Energy is known for getting solar projects done.

Team Members



Evan Carlson
Founder



Eric Pasi
Founder



Steve Chan
COO

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, Subordination Agreement, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"Accredited Investor" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"Administrative Agent" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Subordination Agreement and Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"Balloon Payment" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"Change of Control" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"Clawback" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"Collateral" means development-stage assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account, subject to the Subordination Agreement.

"Default" means a failure to perform under the terms of the Note, Subordination Agreement, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"Disqualifying Event" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"Early Close" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"Escrow Agent" means North Capital Securities, the third-party provider responsible for holding investor funds until the Offering's close.

"Interest Rate" means the fixed annual interest rate of applied to the principal balance of the Note, payable quarterly.

"Investor or Noteholder" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"Issuance Date" means the date on which the Offering closes and the Note is issued, starting the 24-month loan term.

"Issuer" means Enterprise Energy LLC, the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 24 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit B, it is interest-only, secured, and subordinated.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount of $132,500.00, and the Maximum Offering Amount of $185,500.00.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights under the Subordination Agreement.

"Servicing Fee" means a 0.50% annual fee on the initial loan principal that is paid to Climatize for its role as intermediary and Administrative Agent.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Subordination Agreement" means the agreement governing the relative rights of the Senior Lender and the Investors. Investors may not receive payments or enforce remedies during certain defaults. Attached as Exhibit A.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit C.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.